UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________________
FORM 11-K
______________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from          to
Commission file number
______________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

STATE STREET SALARY SAVINGS PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STATE STREET CORPORATION
One Lincoln Street
Boston, Massachusetts 02111

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE State Street Salary Savings Program Years Ended December 31, 2013 and 2012 With Report of Independent Registered Public Accounting Firm

State Street Salary Savings Program

Audited Financial Statements and Supplemental Schedule
Years Ended December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm
The North America Regional Benefits Committee and State Street Salary Savings Program Participants
We have audited the accompanying statements of net assets available for benefits of the State Street Salary Savings Program (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the State Street Salary Savings Program at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at the end of year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 25, 2014

State Street Salary Savings Program

Statements of Net Assets Available for Benefits

	December 31
	2013	2012
Assets
Investments at fair value:
State Street Corporation ESOP Fund:
State Street Corporation Common Stock	$244,182,254	$175,577,602
State Street Short Term Investment Fund	1,083,176	555,739
State Street Bank and Trust Company Common and Collective Trust Funds:
Daily EAFE Index Securities Lending Fund	220,885,501	180,035,491
Daily Emerging Markets Index Non-Lending Series Fund	53,517,021	52,283,119
Passive Bond Market Index Securities Lending Series Fund	90,360,846	95,890,999
Russell 1000 Growth Index Securities Lending Series Fund	198,864,298	148,961,205
Russell 1000 Value Index Securities Lending Series Fund	205,728,203	153,493,729
Russell 2000 Index Securities Lending Series Fund	213,447,060	151,034,946
S&P 500 Flagship Securities Lending Series Fund	294,438,927	222,135,394
S&P Midcap Index Securities Lending Series Fund	252,849,770	189,176,485
World Government Bond Ex-U.S. Index Securities Lending Fund	16,034,425	18,229,842
SSgA Target Retirement 2010 Securities Lending Series Fund	11,360,968	14,431,213
SSgA Target Retirement 2015 Securities Lending Series Fund	32,743,198	34,765,435
SSgA Target Retirement 2020 Securities Lending Series Fund	67,401,598	57,238,397
SSgA Target Retirement 2025 Securities Lending Series Fund	101,073,974	81,010,370
SSgA Target Retirement 2030 Securities Lending Series Fund	103,477,428	82,585,356
SSgA Target Retirement 2035 Securities Lending Series Fund	105,388,647	81,133,510
SSgA Target Retirement 2040 Securities Lending Series Fund	91,851,670	70,587,642
SSgA Target Retirement 2045 Securities Lending Series Fund	72,744,183	56,723,865
SSgA Target Retirement 2050 Securities Lending Series Fund	46,265,283	35,000,337
SSgA Target Retirement 2055 Securities Lending Series Fund	6,027,463	2,445,488
SSgA Target Retirement Income Securities Lending Series Fund	12,711,749	14,491,478
Self - Managed Brokerage Accounts	93,914,209	63,918,033
Vanguard Prime Money Market Fund	193,577,780	205,199,793
Total investments at fair value	2,729,929,631	2,186,905,468

Notes receivable - participant loans	47,718,874	46,836,054
Accrued income	876,009	913,721
Total assets at fair value	2,778,524,514	2,234,655,243

Liabilities
Other liabilities	2,089,537	1,533,630
Net assets at fair value	2,776,434,977	2,233,121,613
Net assets available for benefits	$2,776,434,977	$2,233,121,613

See accompanying notes to financial statements.

State Street Salary Savings Program

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2013	2012
Additions
Contributions:
Participants	$105,396,735	$110,520,839
Employer	59,332,022	70,251,232
Rollovers	11,079,442	8,312,973
Total contributions	175,808,199	189,085,044

Transfer in	2,262,599	2,098,381
Net appreciation (depreciation) in fair value of investments	530,845,180	262,926,339
Interest and dividend income	3,690,313	5,492,526
Net investment income	536,798,092	270,517,246
Total additions, including net investment income	712,606,291	459,602,290

Deductions
Benefits paid	167,186,021	186,376,767
Administrative expenses	2,106,906	1,352,238
Total deductions	169,292,927	187,729,005
Net increase	543,313,364	271,873,285

Net assets available for benefits at beginning of year	2,233,121,613	1,961,248,328
Net assets available for benefits at end of year	$2,776,434,977	$2,233,121,613

See accompanying notes to financial statements.

State Street Salary Savings Program

Notes to Financial Statements

December 31, 2013

1. Description of the Plan
The description of the State Street Salary Savings Program (the Plan) is provided for general information purposes only. Employees should refer to the Summary Plan Description and Plan document for more complete information.
General
The Plan is a defined contribution plan. The Plan sponsor is State Street Corporation (Plan Sponsor or State Street). The Plan Sponsor is responsible for the general administration of the Plan. State Street Bank and Trust Company (Trustee) serves as the Trustee of the Plan. State Street Global Advisors (SSgA), a division of State Street Corporation, is the Investment Manager of the State Street Bank and Trust Company Common and Collective Trust Funds in the Plan. Vanguard is the Investment Manager for the Prime Money Market Mutual Fund. Fidelity is the participant record keeper for the Plan.
All employees of State Street and certain related companies (collectively, the Company) are immediately eligible to participate in the Plan except for the following categories of employees:

•	Non-resident aliens with no U.S. source income

•	Student interns and co-op employees

•	Union employees

•	Leased employees and independent contractors

•	Employees of a non-participating affiliated company

•	Employees of a participating employer who are not on the U.S. payroll
Contributions
Active participants may elect to make tax-deferred contributions and/or Roth after-tax contributions to the Plan equal to 1% to 50% of their compensation, subject to certain limitations. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans.
State Street provides for matching contributions to the Plan in amounts equal to 100% of the first 5% of the employee’s contributions.
Employees must have one year of service to be 100% vested in matching contributions and performance based contributions. There will be no new performance based contributions beginning with the 2014 Plan Year.

State Street Salary Savings Program

Notes to Financial Statements (Continued)

1. Description of the Plan (continued)
All contributions to the Plan are paid to the Trustee. The Trustee holds contributions in trust exclusively for participants and their beneficiaries, invests the contributions as instructed by the participants, and makes benefit payments as they become due.
Investment Options
Participant contributions and Employer contributions are allocated to various investment fund options at the participant's direction. A wide range of investment choices, including various State Street Bank and Trust Company common and collective trust funds, a mutual fund, a company stock fund (ESOP) and a Self-Managed Brokerage Account (SMBA), are available to participants. Limitations and restrictions apply to direct contributions to the ESOP fund and the Plan limits the amount a participant can invest in the ESOP fund to 25% of the participant’s account balance.
In the event a participant does not make an investment election, and in the event of automatic enrollment, funds are invested in the Target Retirement Date Fund (a common and collective investment fund) that corresponds to the participant’s assumed target retirement year based on the participant’s date of birth.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, employer matching contributions, discretionary performance based contributions, if any, and related earnings. The benefit to which a participant is entitled is the value of the participant’s vested account balance, including earnings.
Vesting
Participant pre-tax deferral contributions and Roth after-tax contributions are always fully vested. Matching contributions and performance based contributions are 100% vested upon completion of one full year of employment with the Company except in the event of death, disability or retirement, in which case, Company contributions become fully vested.
Forfeitures
Upon termination of employment, participants forfeit their unvested balances. Forfeited balances of terminated participants’ unvested accounts may be used to either pay Plan administrative expenses or offset future company contributions to the Plan. Unallocated forfeiture balances as of December 31, 2013 and 2012, were $289,105 and $2,033,960, respectively. The forfeiture balances that were used to reduce employer contribution expense or to pay Plan administrative expenses as of December 31, 2013 and 2012, were $2,215,000 and $375,000, respectively. Plan forfeitures are invested in the Plan’s Vanguard Prime Money Market Fund until the funds are otherwise allocated.

State Street Salary Savings Program

Notes to Financial Statements (Continued)

1. Description of the Plan (continued)
In-Service Withdrawals
The Plan provides that in-service withdrawals are available as follows:

•	Age 59-1/2 (all sources)

•	Disability withdrawals (all sources)

•	Rollover withdrawals (rollover account)

•	Post-tax withdrawals (Pre-1987 Thrift Incentive Plan (TIP) balances)

•	Hardship withdrawals (TIP, Roth post-tax - excluding earnings, rollover and employee pre-tax - excluding earnings)
Hardship withdrawals are available to satisfy an immediate and heavy financial need, provided the need cannot be satisfied with all other resources (as defined in the Plan).
Payment of Benefits
Upon retirement or other termination of employment, a participant eligible to receive a benefit may receive an immediate lump-sum distribution directly or in the form of a rollover. If the vested value of the participant's account balance is greater than $5,000, the participant may elect to defer the payment of their benefits and remain in the Plan, at which time the participant becomes non-active. If the value of the participant's account balance is greater than $1,000 but not more than $5,000, a distribution in the form of an automatic rollover to an IRA will be made if the participant does not provide distribution instructions within 90 days of his or her termination date. Account balances of $1,000 or less will be automatically distributed to the participant in cash (by check) if no distribution instruction is received within 90 days of the participant's termination.
Installment payments are also available to participants who are retiree eligible at the time of termination. In order to be retiree eligible, a participant must be at least age 55 with a minimum of five years of eligible service upon termination of employment. Installment periods available include monthly, quarterly, semi-annually and annually.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of one-half of the participant’s vested balance, or $50,000. Loans are secured by the balance in the participant’s account and bear interest at a rate comparable to a similar loan with a commercial institution. Repayment of principal plus interest is required within five years, unless the loan is for the purchase of a principal residence. Principal and interest are paid ratably through payroll deductions. In the event of termination of employment, participants with outstanding loans may elect to continue to repay their outstanding loan balance directly to the Trustee; such loan shall not become immediately due and payable until such time as there is an event of a default.

State Street Salary Savings Program

Notes to Financial Statements (Continued)

1. Description of the Plan (continued)
Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of termination of the Plan, all participants will become fully vested.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or by State Street, according to the Plan’s provisions, and include such expenses as recordkeeping fees. Expenses relating to investment management fees are charged to the particular investment fund to which the expenses relate. All other administrative expenses not paid by the Plan are paid by State Street.
Plan Amendments and Other Investment Strategy Changes
During 2013, the following material amendments were made to the Plan:

•
For employees hired or rehired on and after January 1, 2013, a Participant must be credited a Period of Service equal to one year before being eligible for matching contributions or performance-based contributions.

•
Effective January 1, 2013 an auto escalation feature was added to the auto enrollment feature, resulting in automatic deferral increases for affected Participants of 4% in year two and 5% in years three and thereafter.

•	Performance-based contributions have been discontinued for Plan Years 2014 and thereafter.
During 2013, the following additional changes occurred relative to the Plan or the Plan’s investment strategies:

•
Effective January 1, 2013 the auto escalation feature of the auto enrollment program was modified, resulting in automatic deferral increases for affected Participants of 4% in year two and 5% in years three and thereafter.

During 2012, the following change occurred relative to the Plan:

•
Effective as of the first pay period beginning on or after April 1, 2012, the Plan was amended to reduce matching contributions (and match true-up) from 6% of a participant’s eligible compensation to 5%. Consistent with this amendment to the rate of matching contributions, the Plan was amended to cap automatic escalation of the automatic enrollment feature of the Plan at 5% of a participant’s eligible compensation in year three of participation and thereafter.

State Street Salary Savings Program

Notes to Financial Statements (Continued)

1. Description of the Plan (continued)

•
Effective October 6, 2012, the Plan was amended to permit rollover contributions to include direct rollovers from a Roth elective deferral account under an applicable retirement plan described in Internal Revenue Code section 402A(e)(1), provided that such rollover is permitted under the rules of Code section 402(c).

During 2012, the following changes occurred relative to the Plan or the Plan’s investment strategies:

•	Fidelity Brokerage Link replaced the State Street Global Markets Self-Managed Account as the Plan’s self-directed brokerage account offering.

•	Fidelity replaced Financial Engines as the Plan’s managed account provider.

2. Significant Accounting Policies
Basis of Accounting
The accounting records of the Plan are in conformity with generally accepted accounting principles in the United States (GAAP) and are maintained on the accrual basis.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as changes in fair value on investments held during the year.
Payment of Benefits
Benefits are recorded when paid.

State Street Salary Savings Program

Notes to Financial Statements (Continued)

2. Significant Accounting Policies (continued)
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 and 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
In January 2010, the FASB issued ASU No. 2011-06, Fair Value Measurements and Disclosures (ASC Topic 820) - Improving Disclosures about Fair Value Measurements. The amendment requires new disclosures for significant transfers of financial assets and liabilities into and out of Level 1 and Level 2 of the prescribed valuation hierarchy, and requires the disaggregation of information about purchases, sales, issuances, and settlements for financial assets and liabilities categorized in Level 3 of the valuation hierarchy. The amendment also provides several clarifications with respect to disclosures about valuation techniques and inputs. The requirement to disclose disaggregated information about purchases, sales, issuances, and settlements for financial assets and liabilities categorized in Level 3 of the valuation hierarchy was deferred, with respect to the Plan, to January 1, 2011. There were no Level 3 securities at December 31, 2013 and 2012.
Use of Estimates
The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant estimate in the Plan’s financial statements is the estimate of fair value of the Plan’s investments, which is discussed in more detail in Note 4.
Reclassification
Certain prior year amounts in the statements of net assets available for benefits have been reclassified to conform to the current year presentation.

State Street Salary Savings Program

Notes to Financial Statements (Continued)

3. Investments
During the year ended December 31, 2013 and 2012, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31
	2013	2012
Common and Collective Trust Funds	$425,717,332	$232,265,514
Self Managed Brokerage Accounts	11,673,761	3,717,368
State Street Corporation - common stock	93,454,087	26,943,457
Net appreciation (depreciation) in fair value of investments	$530,845,180	$262,926,339

In 2008, SSgA placed restrictions on the amount of redemptions that could be made by or directed by the Plan Sponsors relative to Plan investments in certain securities lending funds. In December 2009, the Plan Sponsor made the decision to migrate, over time, participant investment funds from investment funds that participate in securities lending to investments funds that do not participate in securities lending funds. The process for accomplishing this migration to non-securities lending funds was completed through the development of unitized funds which combine the returns of the existing securities lending funds and their non-lending counterparts to the extent allowed by SSgA as the investment manager of the common and collective trust investment funds. An initial transfer of 40% of assets in each security lending fund (the maximum allowable under by SSgA as the investment manager of these funds) to a newly formed non-lending fund equivalent occurred on December 16, 2009. Beginning in January 2010, subsequent transfers of 4% of the assets in each securities lending fund to their non-lending equivalents occurred monthly. New contributions were directed to the non-lending funds through December 2010.
On December 20, 2010, the Plan Sponsor made the decision to direct new contributions from investment funds that do not participate in securities lending to securities lending funds. In 2011, based on the recommendation of the Plan Sponsor, most remaining balances in the non-lending funds were transferred to the securities lending fund equivalent. The Daily Emerging Markets Index Fund and the Vanguard Prime Money Market fund are the only non-lending investment options remaining in the Plan.

State Street Salary Savings Program

Notes to Financial Statements (Continued)

4. Fair Value Measurement
ASC Topic 820, Fair Value Measurements and Disclosures (formerly SFAS 157, Fair Value Measurements) defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC Topic 820 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level l) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1
Financial assets and liabilities with values based on unadjusted quoted prices for identical assets or liabilities in an active market. The securities categorized as Level 1 are primarily comprised of State Street company stock, the Vanguard Prime Money Market Fund and investments held within employee Self-Managed Brokerage accounts.

Level 2
Financial assets and liabilities with values based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in non-active markets;
- Pricing models whose inputs are observable for substantially the full term of the asset or liability; and
- Pricing models whose inputs that are derived principally from, or corroborated by, observable market information through correlation or other means for substantially the full term of the asset or liability.

The fair value of the securities categorized in level 2 is measured primarily using information obtained from third parties. This third-party information is subject to review by management as part of a validation process, which includes obtaining an understanding of the underlying assumptions and the level of market participant information used to support those assumptions. In addition, management compares significant assumptions used by third parties to available market information. Such information may include known trades or, to the extent that trading activity is limited, includes comparisons to market research information pertaining to credit expectations, execution prices and the timing of cash flows. The securities categorized as level 2 primarily comprise Common and Collective Trust Funds, as transactions in such funds can be consummated at the quoted net asset value.

Level 3
Financial assets and liabilities with values based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed. There are no level 3 securities at December 31, 2013 or 2012.

Following is a description of the valuation methodologies used by the Plan for assets measured at fair value:
Common and Collective Trust Funds: Valued at the net asset value per unit held by the Plan at year end as quoted by the individual funds. SSgA, as investment manager of the common and collective trust funds, determines the net asset value per unit of the respective funds.
Common Stocks and U.S. Government and Agency Securities: Valued at the closing price reported on the active market on which the individual securities are traded.

State Street Salary Savings Program

Notes to Financial Statements (Continued)

4. Fair Value Measurement (continued)
Mutual Funds: Valued at the net asset value of shares held by the Plan at year end as quoted in the active market.
Corporate Bonds: Valued at quoted prices in markets that are not active, broker dealer quotations, or other methods by which all significant inputs are observable, either directly or indirectly.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Common and collective trust funds	$—	$2,198,255,388	$—	$2,198,255,388
Common stocks	244,182,254	—	—	244,182,254
Mutual funds	193,577,780	—	—	193,577,780
Self managed brokerage accounts:
Common stocks	50,673,441	—	—	50,673,441
Mutual funds	42,535,777	—	—	42,535,777
Others (warrants or rights, government securities, bonds, etc.)	704,991	—	—	704,991
Total assets at fair value	$531,674,243	$2,198,255,388	$—	$2,729,929,631
No significant transfers of financial assets or liabilities between levels 1 and 2 occurred during 2013.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Common and collective trust funds	$—	$1,742,210,040	$—	$1,742,210,040
Common stocks	175,577,602	—	—	175,577,602
Mutual funds	205,199,793	—	—	205,199,793
Self managed brokerage accounts:
Common stocks	32,980,348	—	—	32,980,348
Mutual funds	30,089,523	—	—	30,089,523
Others (warrants or rights, government securities, bonds, etc.)	848,162	—	—	848,162
Total assets at fair value	$444,695,428	$1,742,210,040	$—	$2,186,905,468

State Street Salary Savings Program

Notes to Financial Statements (Continued)

5. Transactions and Agreements with Parties-in-Interest
The Plan holds units of State Street Bank and Trust Company Common and Collective Trust Funds managed by SSgA, a related party of State Street. The Plan also invests in the common stock of State Street Corporation. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2013 and 2012, the Plan received $3,558,877 and $3,801,116, respectively, of common stock dividends from State Street Corporation. As of December 31, 2013 and 2012, the Plan had accrued income of $865,069 and $896,376, respectively, related to common stock dividends from State Street Corporation.
Investment fees and most costs and expenses associated with Plan administration and recordkeeping are paid by the Plan to certain related parties. These expenses are reported on the statements of changes in net assets available for benefits as administrative expenses.

6. Risks and Uncertainties
The Plan and its participants invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated October 25, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2010.

State Street Salary Savings Program

Notes to Financial Statements (Continued)

8. Legal Matter
Two participants in the Plan have filed class action complaints purportedly on behalf of participants and beneficiaries who invested in the Plan’s State Street stock investment option. Those complaints were filed in May 2009 and February 2010. The complaints are against the Plan Sponsor as well as certain named individuals and allege violations of the federal securities laws and ERISA. Although both lawsuits are still active, the Plan Sponsor does not believe that the ultimate resolution of these claims will have a material effect on the Plan’s financial statements.

9. Subsequent Events
The Plan has evaluated the need for disclosures and (or) adjustments resulting from subsequent events through June 25, 2014, the date the financial statements were issued, and there are no subsequent events to disclose.

Supplemental Schedule

State Street Salary Savings Program
EIN No.: 04-2456637 Plan No.: 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

Identity of Issue	Description of Investment	Fair Value
State Street Bank and Trust Company Investment Funds for Employee Trusts*:
Daily EAFE Index Securities Lending Fund	9,034,911 units of participation	$220,885,501
Daily Emerging Markets Index Non-Lending Series Fund	2,012,296 units of participation	53,517,021
Passive Bond Market Index Securities Lending Series Fund	3,726,374 units of participation	90,360,846
Russell 1000 Growth Index Securities Lending Series Fund	13,615,247 units of participation	198,864,298
Russell 1000 Value Index Securities Lending Series Fund	8,190,795 units of participation	205,728,203
Russell 2000 Index Securities Lending Series Fund	5,034,722 units of participation	213,447,060
S&P 500 Flagship Securities Lending Series Fund	718,870 units of participation	294,438,927
S&P Midcap Index Securities Lending Series Fund	4,825,746 units of participation	252,849,770
World Government Bond Ex-U.S. Index Securities Lending Fund	816,833 units of participation	16,034,425
SSgA Target Retirement 2010 Securities Lending Series Fund	679,850 units of participation	11,360,968
SSgA Target Retirement 2015 Securities Lending Series Fund	2,053,766 units of participation	32,743,198
SSgA Target Retirement 2020 Securities Lending Series Fund	3,670,911 units of participation	67,401,598
SSgA Target Retirement 2025 Securities Lending Series Fund	6,069,780 units of participation	101,073,974
SSgA Target Retirement 2030 Securities Lending Series Fund	5,493,307 units of participation	103,477,428
SSgA Target Retirement 2035 Securities Lending Series Fund	6,406,215 units of participation	105,388,647
SSgA Target Retirement 2040 Securities Lending Series Fund	4,811,507 units of participation	91,851,670
SSgA Target Retirement 2045 Securities Lending Series Fund	4,326,148 units of participation	72,744,183
SSgA Target Retirement 2050 Securities Lending Series Fund	3,380,730 units of participation	46,265,283
SSgA Target Retirement 2055 Securities Lending Series Fund	442,577 units of participation	6,027,463
SSgA Target Retirement Income Securities Lending Series Fund	799,984 units of participation	12,711,749

State Street Corporation ESOP Fund*:
State Street Corporation Common Stock	3,327,187 units of participation	244,182,254
State Street Short Term Investment Fund	1,083,176 units of participation	1,083,176
Self Managed Brokerage Accounts		93,914,209
Vanguard Prime Money Market Fund	193,577,780 units of participation	193,577,780
Total investments		$2,729,929,631

Participant loans*	4.00% to 11.50%	$47,718,874

*Indicates party-in-interest to the Plan.

Note: Cost information has not been included because all investments are participant-directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the State Street Corporation Plans Investment Committee of State Street Corporation has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

STATE STREET SALARY SAVINGS PROGRAM

Dated: June 25, 2014	By:	/s/ SEAN P. NEWTH
Sean P. Newth
Senior Vice President and Deputy Controller

EXHIBIT INDEX

Exhibit 23	Consent of Independent Registered Public Accounting Firm